Issuer Free Writing Prospectus
(Relating to the Prospectus
Supplement dated August 18, 2010 and the
Prospectus dated May 11, 2010)
Filed Pursuant to Rule 433
Registration No. 333-166404
MannKind Corporation
On August 17, 2010, our chief financial officer responded by email to an unsolicited inquiry from an individual regarding our financing strategies. The text of the email response from our chief financial officer is reproduced below. The statements in the email communication should be read in connection with and balanced against the more complete information about MannKind Corporation and the topics addressed in the email communication, which information is contained or incorporated by reference in our registration statement (including the prospectus supplement and accompanying prospectus to which this free writing prospectus relates). In particular, these statements should be read together with the risks described under the heading “Risk Factors” and specifically the risk factors set forth in the prospectus supplement titled “We Depend Heavily on the Successful Development and Commercialization of Our Lead Product Candidate, AFREZZA, Which Is Not Yet Approved, and Our Other Product Candidates, Which Are in Early Clinical or Preclinical Development,” “We Have a History of Operating Losses, We Expect to Continue to Incur Losses and We May Never Become Profitable,” “If We Fail to Raise Additional Capital Our Financial Condition and Business Would Suffer,” “If We Do Not Achieve Our Projected Development and Commercialization Goals in the Timeframes We Announce and Expect, Our Business Would be Harmed and the Market Price of Our Common Stock Could Decline,” “If We Fail to Enter into a Strategic Collaboration with Respect to AFREZZA, We May Not Be Able to Execute on Our Business Model,” “If We Enter into Collaborative Agreements With Respect to AFREZZA and if Our Third-Party Collaborators Do Not Perform Satisfactorily or if Our Collaborations Fail, Development or Commercialization of AFREZZA May be Delayed and Our Business Could Be Harmed,” “We Have Never Manufactured AFREZZA or any Other Product Candidates in Commercial Quantities, and if We Fail to Develop an Effective Manufacturing Capability for Our Product Candidates or to Engage Third-Party Manufacturers with this Capability, We May Be Unable to Commercialize These Products,” “If We Fail to Enter into Collaborations with Third Parties, We Would Be Required to Establish Our Own Sales, Marketing and Distribution Capabilities, Which Could Impact the Commercialization of Our Products and Harm Our Business,” and “Our Stock Price Is Volatile.”
Email Communication
Dr. Anderson,
With the recently announced convertible financing, I believe that our overall financing picture becomes much more clear. I believe most of the confusion came from our announcement of the Seaside financing last week, in advance of this financing. Had we announced the convert first, I think it would have been more intuitive, but there were technical reasons dictating that the Seaside deal be announced first.
Essentially, there are three parts to our financing strategy. First, we needed to establish a firm foundation, both in our negotiations with potential partners and to ensure we could weather any storm that might come up in the global economy. Remember that we currently have cash only through the end of the first quarter of 2011, which is not that far away. Doing a $100 million convertible financing is, we believe, the optimal way to address that situation in as minimally dilutive a way as possible. That it also provides us with more demonstrable financial strength in our partnering discussions goes without saying, but this is critical.
A second part of the strategy is the Seaside deal. This deal is intended to capture upside potential in the stock. In fact, the agreement does not even start until the end of September and is spread over multiple small transactions over a full year, unless we decide to cancel (which we can do at any time without penalty.) This financing is less critical, which is why we established a pretty high bar to taking any of these funds, setting a floor price of $6.50. But we obviously expect much higher prices than that overall, particularly if and when the expected upside catalysts of product approval and of partnering (not necessarily in that order) come to fruition. This structure also enables the next part the strategy, described below.
The third and final part of the strategy is the slow, controlled reduction of our debt to Al Mann under his line of credit to MannKind. This line was originally scheduled to mature at the end of 2011, with some portions being callable as early as the end of this year. Obviously, we needed to address this. While we certainly hope to be on the market by the end of 2011, expecting to become profitable and to generate sufficient cash to pay off a $350 million line of credit in that timeline seemed unduly optimistic. Converting to equity is the obvious solution, but has two problems. First, doing it all at once right now would also have been very dilutive, and second, there are legal complications that arise should Al’s ownership percentage climb above 50%. By putting an agreement in place whereby Al’s note is converted to equity on a prorata basis with the Seaside transaction allows his ownership percentage to remain relatively constant, with most of the debt converting at higher prices initially and throughout the term of the agreement.
More than anywhere I have ever been, this company (and Al in particular) worry about dilution. But of even more importance than the relative size of the company “pie” each share of common stock represents is how big the “pie” is. It is well known (we have said it in many public venues) that we need at least $200 to expand our manufacturing capacity and prepare for commercial launch. Additionally, we want to multiple new marketing-oriented studies to make Afrezza the success we all hope it will be. We don’t want to rely on a partner for more of this than we have to, as taking upfront cash comes at a cost of backend profit share, something we want to be judicious about. (That said, the very flexible Seaside financing allows us to back out of the deal should partnering or other events prove those funds are not needed.)
Overall, I think this financing mix maximizes our chances of success and is in the best interests of our stockholders (of which I am one.) Please feel free to contact me should you care to go further into this, but hope you will be sympathetic to our being on the road this week and not as accessible as typical.
Best regards,
Matt
Additional Information about this Issuer Free Writing Prospectus
We have filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and the other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You may also access the prospectus supplement and accompanying prospectus related to the offering by clicking on the following link:
http://www.sec.gov/Archives/edgar/data/899460/000095012310079200/v57050bbe424b5.htm
Alternatively, we, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the prospectus if you request it by calling the underwriter toll-free at 866-500-5408.
Forward-Looking Statements
This free writing prospectus contains forward-looking statements, including statements related to our financing strategies, the results or benefits to us from our convertible note financing, Seaside 88, LP financing and financing arrangement with The Mann Group LLC (collectively, the “Financings”), the adequacy of our cash reserves through the end of the first quarter of 2011, whether securities will ultimately be sold in any of the Financings and at what prices, the expected timing of any of the Financings, our expectations regarding our stock price, our expectations regarding partnering or product approval, the timing of any commercial launch of our products, our expectations regarding becoming profitable and generating sufficient cash to repay existing indebtedness, the potential conversion of indebtedness owed to The Mann Group into equity securities, our expectations regarding manufacturing expansion and preparation for commercial launch and the costs related thereto, our plans regarding future studies, our ability to enter into a partnership, the degree to which we would rely on any partner and economic terms relating to any partnership. Each of these forward-looking statements involves risks and uncertainties. Words such as “anticipates”, “intends”, “plans”, “proposes”, “expects”, “hopes,” “needs,” “will,” “potential” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon our current expectations. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to whether the conditions applicable to any sale of shares of our common stock pursuant to our common stock purchase agreements with Seaside and The Mann Group will be satisfied, the possibility that either common stock purchase agreement may be terminated prior to the completion of the various closings contemplated thereunder, whether we will consummate the convertible note offering on the expected terms, or at all, whether we will be able to satisfy the conditions required to close any sale of the convertible notes, the fact that our management will have broad discretion in the use of the proceeds from any sale of the convertible notes, the fact that we have a history of operating losses and may never become profitable, our lack of experience manufacturing AFREZZA in commercial quantities, the progress, timing and results of clinical trials, difficulties or delays in seeking or obtaining regulatory approval, our ability to establish manufacturing capabilities in a timely or cost-efficient manner, our ability to successfully commercialize AFREZZA, if approved for marketing, competition from other pharmaceutical or biotechnology companies, our ability to enter into any collaborations or strategic partnerships on terms acceptable to us, or at all, intellectual property matters and the volatility of our stock price. The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. For additional information about risks and uncertainties we face and a discussion of our financial statements and footnotes, see the information contained or incorporated by reference in our registration statement (including the prospectus supplement and accompanying prospectus to which this free writing prospectus relates). You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this free writing prospectus. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation and expressly disclaim any duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this free writing prospectus.